UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12206

Promotora y Operadora de Infraestructura, S.A.B de C.V.
(formerly known as Grupo Tribasa S.A. de C.V.)

(Exact name of Registrant as specified in its charter)

Bosque de Cidros No. 173

Colonia Bosques de las Lomas, C.P. 05120

Mexico City, Mexico

+ (52) 55 2789-0200

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Ordinary shares (only in connection with the registration of American Depositary Shares), without par value

American Depositary Shares (as evidenced by American Depositary Receipts), each representing 20 shares of ordinary shares, without par value

(Title of each class of securities covered by this Form)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.                    Exchange Act Reporting History

A.            Promotora y Operadora de Infraestructura, S.A.B. de C.V. (“Pinfra”), formerly known as Grupo Tribasa S.A. de C.V. (“Grupo Tribasa”), is a limited liability corporation organized and operating under the laws of Mexico. Pinfra first became subject to the periodic reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as Grupo Tribasa, on September 22, 1993, as a result of its registration statements on Form F-1 and Form 8-A (collectively, the “Registration Statements”) being declared effective by the Securities and Exchange Commission (the “Commission”). Pinfra filed the Registration Statements in conjunction with its initial public offering (the “IPO”) of American Depositary Shares (“ADSs”), each ADS representing 20 ordinary shares of Pinfra. The Bank of New York Mellon (formerly known as The Bank of New York) is the depositary for the ADSs. Upon the IPO, the ADSs were listed for trading on the New York Stock Exchange (the “NYSE”). Pinfra’s follow-on offering, which was the last offering of ADSs in the United States by Pinfra or any of its affiliates, was made pursuant to a prospectus filed with the Commission on February 11, 1994. Pinfra’s ordinary shares trade in Mexico on the Bolsa Mexicana de Valores (the “BMV”). Other than the offerings of ADSs described above, Pinfra has not made any offering of any class of its securities in the United States.

Upon effectiveness of the Registration Statements and listing of the ADSs on the NYSE, Pinfra’s ADSs were registered under Section 12(b) of the Exchange Act and as a result, Pinfra became subject to reporting obligations pursuant to Sections 13(a) and 15(d) of the Exchange Act.

Beginning in 2000, Pinfra began experiencing significant financial difficulties. Ultimately, these difficulties resulted in an involuntary bankruptcy proceeding concerning Pinfra in Mexico. Effective February 22, 2002, the NYSE delisted the ADSs.

Upon the delisting of the ADSs from the NYSE, Pinfra was no longer registered under Section 12(b) of the Exchange Act; however, Pinfra became automatically registered under the Section 12(g) of the Exchange Act and subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

Pinfra now seeks to terminate its registration under Section 12(g) of the Exchange Act and its obligations to file reports under Sections 13(a) and 15(d) of the Exchange Act.

B.            Prior to June 29, 2012, Pinfra had not filed or submitted any reports with the Commission since 1999. On June 29, 2012, Pinfra filed a comprehensive annual report on Form 20-F containing its annual report for each of its fiscal years ended December 31, 2006 through 2011 and also furnished its unaudited condensed consolidated financial statements for the first quarter ended March 31, 2012 on Form 6-K and is now current in all of its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Thus Pinfra has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under Section 13(a) on Form 20-F.

Item 2.                    Recent United States Market Activity

Pinfra has not sold securities in the United States in a registered offering under the Securities Act of 1933, as amended, since its last registered offering of ADSs pursuant to a prospectus filed with the Commission on February 11, 1994.

Item 3.                  Foreign Listing and Primary Trading Market

A.            Pinfra’s primary trading market for its ordinary shares is the BMV.

B.            The date of initial listing of Pinfra’s ordinary shares on the BMV was on September 22, 1993 as Grupo Tribasa. Pinfra has maintained a listing of its ordinary shares on the BMV for at least the 12 months preceding the filing of this Form 15F.

C.            The average daily trading volume (“ADTV”) of Pinfra’s ordinary shares on the BMV as a percentage of the ADTV for the ordinary shares on a worldwide basis during the recent 12-month period beginning on June 1, 2011 and ending on May 31, 2012 (the “Reference Period”) was 97.5%. For details see Item 4.B. below.

Item 4.                    Comparative Trading Volume Data

A.            The first and last days of the Reference Period used to meet the requirement of Rule 12h-6(a)(4)(i), were June 1, 2011 and May 31, 2012, respectively.

B.            During the Reference Period, ADTV of the ordinary shares and ADSs (when expressed in terms of the underlying ordinary shares) in the United States, Mexico and on a worldwide basis were as follows:

	United States	Mexico	Worldwide
Traded as ADSs	3,204	0	3,204
Traded as ordinary shares	0	125,197	125,197
Total	3,204	125,197	128,401

C.            For the Reference Period, the ADTV of the ordinary shares in the United States as a percentage of the ADTV for the ordinary shares on a worldwide basis was approximately 2.5%.

D.            Our ADSs were delisted from the NYSE effective February 22, 2002. Thus more than twelve months have elapsed from the date of delisting of our ADSs.

E.             Pinfra has not terminated its sponsored ADS facility regarding the ordinary shares.

F.             The sources of trading volume information used for determining whether Pinfra meets the requirements of Rule 12h-6 are Bloomberg and the BMV. Bloomberg was used to obtain trading volume information in the United States and BMV was used to obtain trading volume information in Mexico.

Item 5.                    Alternative Record Holder Information

Not applicable.

Item 6.                    Debt Securities

Not applicable.

Item 7.                    Notice Requirement

On June 29, 2012, Pinfra issued a press release to the market disclosing its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act. The press release was disseminated by PR Newswire.

A copy of the press release is attached as Exhibit 99.1 to this Form 15F.

Item 8.                    Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Pinfra will publish the information required under Rule 12g3-2(b)(1)(iii) on Pinfra’s website at www.pinfra.com.mx.

PART III

Item 10.                 Exhibits

Exhibit 99.1     Press Release dated June 29, 2012.

Item 11.                 Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Promotora y Operadora de Infraestructura, S.A.B. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Promotora y Operadora de Infraestructura, S.A.B. de C.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

	By:	/s/ Carlos Césarman Kolteniuk
		Name:	Carlos Césarman Kolteniuk
		Title:	Executive Vice President of Finance and Administration and Chief Financial Officer

Date: June 29, 2012.